Special Meeting of Shareholders
A special meeting of the Fund's shareholders originally scheduled for September 29, 2005, was held on October 5, 2005. The meeting was held for the following purpose: to approve a reclassification of the Fund's goal and principal investment strategy, as well as changes to the principal investment strategy. The following shareholder vote took place:

	For:		6,600,677.6130
	Against:	1,104,193.9170
	Abstain:	   375,150.1440